DATAWAVE SEEKS VOLUNTARY DELISTING OF ITS SHARES FROM THE TSX VENTURE EXCHANGE

Vancouver, British Columbia, Canada, December 02, 2004 (TSX-V: DTV, OTCBB: DWVSF):

DataWave Systems Inc. ("DataWave") announced today that it has requested the TSX Venture Exchange (the "Exchange") to delist DataWave's common shares from trading on the Exchange on a voluntary basis. The Exchange's policies allow for a period of ten days before delisting to facilitate settlement of trades and to allow shareholders to sell to willing purchasers. The Exchange will issue an Exchange Bulletin ten days prior to the voluntary delisting.

DataWave's common shares are currently quoted for trading on the OTC Bulletin Board ("OTCBB") in the United States under the symbol DWVSF and DataWave will maintain this listing.

DataWave's Chairman & CEO, Joshua Emanuel said: "We have not seen the benefits from the joint listing that we had hoped with our shares trading on both the TSX Venture Exchange and on the OTCBB markets. The costs of maintaining two listings and multi-jurisdictional filings outweigh any benefits. We will continue our OTCBB listing that serves holders of the majority of our shares. Our Board of Directors believes that delisting from the TSX and focusing on a US market is in the best interests of our shareholders because it will eliminate cross-border financing issues and concerns of United States institutional lenders, thereby providing our company greater access to needed financing to meet our growing business requirements. It will give our current and future shareholders increased liquidity through a broader, more dynamic and deeper public market for their shares".

About DataWave (http://www.datawave.com)

DataWave has been an innovator and developer of prepaid and stored-value programs and merchandising solutions since it was founded in 1994. DataWave pioneered systems that allow for point-of-sale activation of high value, high shrinkage products, such as cash cards, prepaid phone cards and prepaid wireless time. These systems work equally well over the Internet, through intelligent freestanding vending machines and POSA terminals, or with various card activation devices, including cash registers.

DataWave Systems Inc.

/s/ John Gunn
John Gunn

General Manager, CFO

Legal Notice Regarding Forward-Looking Statements:

Statements in this news release which are not purely historical are forward-looking statements, including any statements regarding beliefs, plans, expectations or intentions regarding the future.

This news release contains forward-looking statements that involve risks and uncertainties concerning the benefits of delisting from the TSX Venture Exchange and continuing to trade on the OTCBB market. Actual events or results may differ materially from those described in this news release due to a number of risks and uncertainties. Potential risks and uncertainties include, but are not limited to, the risk that we will lose our listing on the OTCBB or that shareholders or potential investors might have difficulties buying or selling our shares on the OTCBB.

Although we believe that the beliefs, plans, expectations and intentions contained in this letter are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Readers should also refer to the risk disclosures outlined in our annual report on Form 10-KSB for the year ended March 31, 2004, filed with the United States Securities and Exchange Commission.

"DataWave" is a registered trademark of the Company. All other trademarks and trade names referred to are the property of their respective owners.

"The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release."

For further information, please contact:

Josh Emanuel Chairman & CEO DataWave Ph: 973.774.5000	or	John Gunn General Manager, CFO DataWave Ph: 604.295.1810
E-mail: info@datawave.ca